Exhibit 99(a)(7)

SCHOLASTIC CORPORATION ANNOUNCES COMMENCEMENT OF TENDER OFFER TO PURCHASE UP TO $200 MILLION OF COMMON STOCK

New York – December 28, 2015 – Scholastic Corporation (NASDAQ: SCHL), the global children’s publishing, education and media company, announced today the commencement of its previously announced modified “Dutch Auction” tender offer to purchase up to $200 million of its common stock at a price not less than $37.00 per share or more than $40.00 per share. The number of shares proposed to be purchased in the tender offer (at a minimum purchase price of $37.00 per share) represents approximately 16.5% of Scholastic’s currently outstanding common shares. The closing price per share of Scholastic’s common stock on the Nasdaq Stock Market on Wednesday, December 23, 2015, the last full trading day prior to the commencement of the tender offer, was $38.49 per share.

The tender offer will expire on Tuesday, January 26, 2016 at 5:00 p.m., New York City time, unless the tender offer is extended or withdrawn by the Company. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case in accordance with the procedures described in the Offer to Purchase and accompanying tender offer materials that are being distributed to stockholders.

On the terms and subject to the conditions of the tender offer, Scholastic stockholders will have the opportunity to tender some or all of their shares of common stock at a price or any number of prices contained within the price range established by Scholastic. Based on the number of shares duly tendered and the prices specified by the tendering stockholders, Scholastic will determine the lowest price per share within the range that will enable it to buy up to $200 million of its common stock or a lower amount if the offer is not fully subscribed. If stockholders properly tender shares greater than $200 million in value, Scholastic will purchase shares of common stock tendered by those stockholders on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission, the Company also reserves the right to purchase up to an additional 2% of its shares outstanding pursuant to and without amending or extending the tender offer.

All shares accepted for payment will be purchased at the same purchase price, regardless of whether any stockholder tendered such shares at a lower price within the range. Stockholders will receive the purchase price in cash, less any applicable withholding taxes and without interest, for shares properly tendered (and not withdrawn) promptly after the expiration of the tender offer. All shares tendered at prices above the purchase price will not be purchased and will be returned promptly to the tendering stockholders. The tender offer is not contingent on any minimum number of shares being tendered. However, the tender offer is subject to a number of other conditions specified in the Offer to Purchase.

UBS Securities LLC will serve as the dealer manager for the tender offer. Questions concerning the tender offer may be directed to UBS Securities LLC at (212) 713-3560. Georgeson Inc. will serve as information agent for the tender offer and Computershare Trust Company, N.A. will serve as depositary for the tender offer. For more information about the tender offer, please contact Georgeson Inc. at (888) 661-5651.

Neither Scholastic Corporation nor any member of its board of directors, nor the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the proposed tender offer or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to how many shares they will tender, if any, and the price within the stated range at which they will tender their shares for purchase by Scholastic. Stockholders should consult their financial and tax advisors in making this decision.

SCHOLASTIC'S DIRECTORS HAVE INFORMED SCHOLASTIC THAT THEY DO NOT INTEND TO TENDER COMMON SHARES IN THE OFFER. RICHARD ROBINSON, THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SCHOLASTIC, AND OTHER MEMBERS OF THE ROBINSON FAMILY, AS WELL AS THE OTHER OFFICERS OF SCHOLASTIC, HAVE ALSO INFORMED SCHOLASTIC THAT THEY DO NOT INTEND TO TENDER COMMON SHARES IN THE OFFER.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF SCHOLASTIC COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT SCHOLASTIC WILL BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Holders of common stock will be able to obtain the tender offer materials free of charge on the Company's website at investor.scholastic.com, the SEC's website at www.sec.gov, or at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, holders of common stock may request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting Georgeson Inc., the Information Agent for the Offer, by telephone toll-free at (888) 661-5651 or in writing to 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310.

About Scholastic

Scholastic Corporation (NASDAQ: SCHL) is the world’s largest publisher and distributor of children’s books, a leading provider of print and digital instructional materials for pre-K to grade 12, and a producer of educational and entertaining children’s media. The Company creates quality books and ebooks, print and technology-based learning materials and programs, classroom magazines and other products that, in combination, offer schools customized and comprehensive solutions to support children’s learning both at school and at home. The Company also makes quality, affordable books available to all children through school-based book clubs and book fairs. With a 95 year history of service to schools and families, Scholastic continues to carry out its commitment to "Open a World of Possible" for all children. Learn more at www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children's book and educational materials markets and acceptance of the Company's products within those markets, and other risks and factors identified from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

SCHL: Financial

Contact: Scholastic Corporation

Investors: Gil Dickoff, (212) 343-6741, investor_relations@scholastic.com

Media: Kyle Good, (212) 343-4563, kgood@scholastic.com